John Hancock Tower, 20th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
December 20, 2013	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
VIA EDGAR	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
United States Securities and Exchange Commission	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
100 F Street, N.E.
Washington, D.C. 20549-6010	File No. 049801-0000

Attention:	Larry Spirgel, Assistant Director
Robert Littlepage
	Christie Wong	FOIA Confidential Treatment Request
	Ajay Koduri	Under 17 C.F.R. §200.83

Re:	Care.com, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-192791)

Ladies and Gentleman:

On behalf of Care.com, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on December 12, 2013. The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”). We are respectfully requesting confidential treatment for the redacted portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—

Stock-Based Compensation” (the “Section”), which has previously been filed and is included on pages 61 to 66 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), the Company is currently anticipating a price range of approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”).  The Company’s final price range remains under discussion between the Company and the Underwriters and a bona fide price range will be included in an Amendment prior to any distribution of the preliminary prospectus. The Company does not currently anticipate effecting a stock split in advance of the IPO.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).  In addition, the Company’s board of directors also considered various objective and subjective factors, along with input from management and independent third-party valuations, to determine the fair value of its common stock as disclosed in the Registration Statement.

As described in more detail in the Section, prior to July 31, 2013, the Company utilized the option pricing method (“OPM”), which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. Prior to starting preparations for the Company’s IPO, the OPM was utilized because the Company could not reasonably estimate the form and timing of potential liquidity events. At each grant date, the Company’s board of directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its common stock.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On October 23, 2013, in preparation for its IPO, the Company obtained an independent third-party valuation report, as of July 31, 2013 (the “July 31 Valuation”), to assist the board of directors in determining the fair value of the Company’s common stock.  This valuation utilized a hybrid method (the “Hybrid Method”), as outlined in the AICPA Practice Aid, based on the OPM and the probability-weighted expected return method (“PWERM”) to allocate the overall value of equity to the various share classes.  Under the PWERM valuation method, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

The Hybrid Method is appropriate for a company expecting a near term liquidity event; due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios.

For purposes of the July 31 Valuation, the Company anticipated a relatively substantial probability of an IPO event to occur in the near-term (within 12 months). However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company assigned a probability to operating as a going concern before an eventual sale event. The following sets forth each of the four (4) potential future events considered by the Company in the July 31 Valuation:

(i) an IPO in the fourth quarter of 2013 (the “Q4 2013 IPO”);

(ii) an IPO in the first quarter of 2014 (the “Q1 2014 IPO”);

(iii) an IPO in the second quarter of 2014 (the “Q2 2014 IPO”); and

(iv) a going concern, sale scenario (the “Sale Scenario”).

The Company’s board of directors, in consultation with management, weighted the aggregate probability of an IPO at [***]% and Sale Scenario at [***]%. The board of directors also determined that it was more likely that an IPO would occur [***] as compared to potential alternative IPO timing scenarios occurring [***] and [***], allocating the aggregate probability of an IPO, as [***]% probability to the [***] scenario and [***]% to each of the [***] and [***] scenarios.

As a result, the Company utilized the PWERM to allocate the value of equity for the near-term scenarios (each of the IPO scenarios) and utilized the OPM to allocate the value of equity a for longer-term liquidity scenario (the Sale Scenario). As described below, this valuation resulted in a $10.23 fair value per share (the “Estimated Fair Value Per Share”) as of July 31, 2013.

The Company believes that the potential liquidity events used in the July 31 Valuation and the probability weighting of each liquidity event was appropriate at the time, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Discussion of PWERM Results

As noted above, the PWERM allocates the projected equity value to each share class at each potential future event date, taking into consideration the rights and preferences of each class of equity and the anticipated timing of each event, and then discounts the results to present value using an appropriate risk adjusted discount rate. A discount for lack of marketability is then applied, as the Company is a closely held, non-public company with no ready market for its shares, to arrive at an estimated fair value per share for each event. Finally, the estimated fair values per share are probability weighted to arrive at a probability-weighted fair value per share.

In determining its projected enterprise value, the Company relied upon an analysis of similarly situated comparable companies at the time of their respective IPOs to derive its projected enterprise value.  The selection of the discount for lack of marketability was based on the Protective Put Method, a method of estimating a discount for lack of marketability using the Black-Scholes option pricing model as outlined in the AICPA Practice Guide. This method considers the duration of any restrictions or period of anticipated illiquidity in each of the IPO scenarios. As the Company approaches a liquidity event, an event that would result in a ready and liquid market for its stock, the discount for lack of marketability decreases.

The following table sets forth the results of the PWERM analysis used to determine the Estimated Fair Value Per Share:

PWERM METHOD	Q4 2013 IPO		Q1 2014 IPO			Q2 2014 IPO
Projected Enterprise Value (in millions)	$ [***]		$	[***]		$ [***]
Time to Event (Years)	[***]		[***]			[***]
Common Stock Value Per Share(1)	$ [***]		$	[***]		$ [***]
Discount for Lack of Marketability	[***]	%	[***]		%	[***]	%
Estimated Fair Value Per Share	$ [***]		$	[***]		$ [***]
Probability Weighting	[***]	%	[***]		%	[***]	%
Probability-Weighted Fair Value Per Share			$	[***]

Discussion of OPM Results

In respect of the fourth potential future event, a Sale Scenario, the Company’s board of directors, in consultation with management, assigned a probability of [***]%. The OPM was then used to derive an estimated fair value per share, after determining the equity value per share discounted to present value and application of a discount for lack of marketability. The equity value of the Company was based on an equal weighting of the equity values derived under a market-based approach (guideline public company method) and an income-based approach (discounted cash flow method).

(1)  After discounting to present value

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

The following table sets forth the results of the OPM analysis used to determine the Estimated Fair Value Per Share:

OPM METHOD	Weighting		Sale Scenario
Market-Based Approach (in millions)	[***]	%	$	[***]
Income-Based Approach (in millions)	[***]	%	$	[***]
Value of Equity (in millions)			$	[***]
Time to Event (Years)				[***]
Common Stock Value Per Share			$	[***]
Discount for Lack of Marketability				[***]	%
Estimated Fair Value Per Share			$	[***]

Resulting Estimated Fair Value Per Share

Under the Hybrid Method, the estimated value per share under each of the PWERM and OPM analyses were then probability weighted, [***]% and [***]%, respectively, to derive the Estimated Fair Value Per Share of $10.23.

REASSESSMENT OF FAIR VALUE IN CONNECTION WITH PREPARATION OF MOST RECENT FINANCIAL STATEMENTS

As disclosed in the Registration Statement, in connection with the preparation of the Company’s financial statements for the nine months ended September 28, 2013, the Company undertook a retrospective reassessment of the fair value of its common stock with respect to the stock options granted on July 29, 2013 for financial reporting purposes. In connection with that reassessment, the Company determined $10.23 per share to be the fair value of its common stock on July 29, 2013, as supported by the July 31 Valuation.  The effect of the reassessed fair value and resulting stock-based compensation expense charges on the Company’s results of operations for the remainder of fiscal 2013 was approximately $42,000, which was recorded as additional stock-based compensation expense in the fourth quarter of fiscal 2013.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was ultimately derived by using a forward-looking revenue multiple valuation and analysis of comparable companies. The following table sets forth the Company’s anticipated pre-offering enterprise values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

	Low-End		Mid-Point		High-End
Pre-Offering Enterprise Value	$	[***]	$	[***]	$	[***]
Price Range	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE PER SHARE

The primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the difference in valuation methodology.  In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) liquidity events other than the IPO scenarios, (ii) the discounting to present value for each of the future business values at the liquidity event and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.

Notably, a comparison of the projected enterprise value of the Company under the most relevant liquidity events, the [***] and [***] scenarios ($[***] million, bolded in the table on page 4 for emphasis), which does not include the inherent methodology reductions or discounts noted above, and the pre-offering enterprise value at the Preliminary Assumed IPO Price ($[***] million, bolded in the table above for emphasis) shows an increase of less than [***]% in overall enterprise value of the Company. This minimal difference in value is attributable to the alternative methodologies used to calculate the enterprise valuation; specifically, the inclusion of two additional fiscal quarters in the forward-looking revenue multiple analysis for the Preliminary Assumed IPO Price that were not included in the July 31 Valuation.

CONCLUSION

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, utilizing accepted valuation methods under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM and OPM analyses was an appropriate methodology, as of July 31, 2013, in light of the stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale in light of prevailing market conditions.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

In light of the Preliminary IPO Price Range, in particular the comparison of the projected enterprise values in the IPO scenarios and the pre-offering enterprise value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants, and as the basis for determining the reassessed stock-based compensation expense in connection with its July 29, 2013 stock option grants, have been reasonable and appropriate.

Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.